SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 06, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
PUBLICLY HELD COMPANY
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8

Minutes of the Board of Directors’ Meeting,
Held on June 5, 2006.

1) Date, Time and Place:

On June 5, 2006, at 3:30 p.m., in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, 2,055, 17th floor.

2) Summons:

Summons made in compliance with article 27 of Brasil Telecom Participações S.A.’s (“BTP” or “Company”) by-laws, according to letter signed by the Board of Directors’ Chairman, Mr. Sergio Spinelli Silva Junior (Doc. 01).

3) Presence:

The following effective members of the Company’s Board of Directors: Pedro Paulo Elejalde de Campos, Kevin Michael Altit, Elemér André Surányi, Lênin Florentino de Faria and Ricardo Ferraz Torres. Also present were Mr. Charles Laganá Putz, the Company’s CFO and IRO, and Mr. José Arthur Escodro, BTP’s Fiscal Council Chairman.

4) Meeting’s Board:

Mr. Pedro Paulo Elejalde de Campos took over as the president of the meeting and invited Mr. Hiram Bandeira Pagano Filho to act as secretary.

5) Day's Agenda

1. To ratify the approval of the Senior Management's proposal regarding Brasil Telecom S.A's fund raising program, guaranteed by the Company, which was resolved on BTP's Board of Director's Meeting held on March 27,2006.

6) Resolutions:

At the start of the meeting, the Board of Directors resolved, unanimously that these minutes shall be drafted in summarized form, in compliance with article 130, paragraph 1 of Law 6,404/76, being allowed the presentation of protests and manifestations, which shall be received by the Board and filed in the Company’s headquarters.

Subsequently, the President registered the receipt of the Minutes of Invitel S.A.’s Shareholders’ Prior Meeting, held on June 5, 2006 (Doc. 02), and the Minutes of Brasil Telecom Participações S.A.’s Shareholders’ Prior Meeting, held on June 2, 2006 (Doc. 03), which contains vote instructions to be followed in this conclave by the members of the Company’s Board of Directors, appointed by Invitel.

Regarding the sole item of the Day’s Agenda, the members of the Board of Directors who were present approved, unanimously, to ratify the Senior Management’s proposal regarding Brasil Telecom S.A.’s fund raising program, guaranteed by the Company, which was resolved on BTP’s Board of Directors’ Meeting held on March 27, 2006.

7) Closing:

With nothing further to be discussed, the meeting was closed and these Minutes for this Board of Directors’ Meeting were drafted and, once read, were approved by all present.

Brasília, June 5, 2006.

Pedro Paulo Elejalde de Campos	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 06, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer